Lianluo Smart Limited

Room 611, 6th Floor, Beikong Technology Building

No. 10 Baifuquan Road, Changping District

Beijing 102200, People’s Republic of China

December 23, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Donald Field and Dietrich King

Re:	Lianluo Smart Limited
Amendment No. 1 to Registration Statement on Form F-4
Filed on December 9, 2020
File No. 333-249660

Ladies and Gentlemen:

We hereby submit the responses of Lianluo Smart Limited (the “Company” or “LLIT”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 16, 2020, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-4 filed on December 9, 2020 (the “Amendment No. 1”). Concurrently with the submission of this letter, the Company is submitting its amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2020, page 18

1.	We read your response to comment 8. Please revise your pro forma adjustment to remove the full amount of the company’s accumulated deficit.

Response: We have revised pro forma adjustment and removed the full amount of the Company’s accumulated deficit.

Material U.S. Federal Income Tax Consequences of the Merger, page 80

2.	We note your discussion of U.S. federal income tax consequences of the merger in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: We have revised the section of U.S. federal income tax consequences of the merger accordingly and included the tax opinion and consent of counsel in Exhibit 8.1 in the Amendment No. 2.

U.S. Securities and Exchange Commission

December 23, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations for

Newegg

Critical Accounting Policies

Common Stock Valuations, page 176

3.	We read your response to comment 19. Please tell us whether and how you considered the number of shares you expect to receive in the merger and the market price of Lianluo’s common stock in retrospectively verifying the reasonableness of your estimated enterprise value.

Response: In response to the Staff’s comment, Newegg has considered the number of shares expected to be issued to Newegg stockholders in the merger and the market price of LLIT’s common stock.  However, Newegg does not believe the retrospective application of this information should be used to verify the reasonableness of Newegg’s estimated enterprise value in the context of stock options granted during the six months ended June 30, 2020.  In accordance with ASC 718, Newegg determined the exercise price of those stock options based on the fair value at the time of grant and the information available to it at that time.

At that time, and throughout the six months ended June 30, 2020, the occurrence and terms of the merger were uncertain.  While a merger was being considered and a non-binding term sheet had been agreed upon on May 11, 2020, the term sheet was subject to due diligence and was terminable at any time at will and without penalty by either Newegg or LLIT.  In particular, the exchange ratio in the merger (and the resulting number of shares to be issued to Newegg) was unknown at that time.  The term sheet was scheduled to expire on its own terms on July 10, 2020, a mere 10 days after June 30, 2020, making the occurrence of the merger highly speculative.  While the market price of LLIT’s common stock was publicly known, it was not considered by Newegg at that time because it had no relation to Newegg’s enterprise value, absent an exchange ratio to link the value of LLIT to Newegg.

Also, Newegg believes a retrospective application of this information is inappropriate because of significant changes in Newegg’s expected and actual financial performance that have occurred since the stock options were granted.  At that time, the long-term effect of the COVID-19 pandemic was not known to Newegg.  Since June 30, 2020, Newegg’s expected and actual financial performance has improved, driven by a shift in consumer buying preferences from in-store to online distribution channels and by the increase in work-from-home arrangements, necessitating greater consumer investments in the type of computers and electronics sold by Newegg.  The strength and long-term duration of these consumer trends were uncertain, and to some degree, unexpected by Newegg at the time of option grant.

Finally, Newegg believes that the use of LLIT’s common stock market price to verify the reasonableness of Newegg’s standalone enterprise value is inappropriate because the market price of LLIT’s common stock (since October 26, 2020, the first trading day after the merger agreement and related disclosures on Form F-4 were publicly announced) reflects the attributes of LLIT and Newegg on a combined basis, and the changes to both companies that are expected to be made at and following consummation of the merger.  These attributes and changes result in a different combined entity than Newegg as it existed on a standalone basis at the time of the option grants.  For example, Newegg intends to bring on a new, independent board member prior to completion of the merger.  In addition, the terms of Newegg’s current preferred stock allow its holder to cast 10 votes for every one common share that it is convertible into.  This contrasts with the capital structure of the combined entity, which will only have one class of stock with one vote per share.  The combined entity will also be incorporated in the British Virgin Islands, whereas Newegg is incorporated in Delaware, which contains different corporate laws which may impact value.  Newegg’s management may also have different perceptions of the value of its stock options as a result of the single class of stock and public listing of that stock, which could impact the value of LLIT’s common stock market price.  LLIT’s market price also reflects the residual assets, liabilities and operations of LLIT that will remain with the combined company after completion of the merger, as well as the risk that the merger could be terminated or completed.  All of these changes, risks and factors are disclosed in the Form F-4 and could impact the market price of LLIT’s common stock.  These considerations cause the basis of LLIT’s common stock market price to be fundamentally dissimilar to Newegg’s standalone enterprise value.

For the reasons above, Newegg does not believe that the number of shares expected to be issued to Newegg stockholders in the merger or the market price of LLIT’s common stock should be used to verify the reasonableness of Newegg’s estimated enterprise value in the context of stock options granted during the six months ended June 30, 2020.

Newegg, Inc.

Consolidated Financial Statements

(19) Segment Information, page F-119

4.	We read your response to comment 27. Page 133 shows Newegg’s product categories. Please disclose revenues from external customers by product category in your segment footnote. Please also disclose revenues from external customers by geographical area in your segment footnote. In providing this geographical information, your U.S. and foreign revenues should be separately presented, along with the revenues for any material individual foreign country. Refer to paragraphs 50-40 and 50-41 of ASC Section 280-10-50.

Response: In response to the Staff’s comment, we have revised the segment footnote disclosure to add the breakdown of revenues from external customers by geographical location.  Our product categories as well as the aggregation of our product SKUs (Stock Keeping Units) into product categories regularly change.  In accordance with ASC 280-10-50-40, we find it impractical to disclose the revenues from external customers for each group of similar products and services, as it is not readily available and the cost to develop it would be excessive.

U.S. Securities and Exchange Commission

December 23, 2020

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86 10-89788107 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

Lianluo Smart Limited

By:	/s/ Bin Lin
Bin Lin Chief Executive Officer

cc:	Kevin Sun, Esq., Bevilacqua PLLC
Joan Wu, Esq., Hunter Taubman Fischer & Li LLC